Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

February 16, 2016

Lauren Hamilton

U.S. Securities and Exchange Commission

Three World Financial Center

New York, New York 10281

Re:

Eaton Vance Senior Floating-Rate Trust (File Nos.: 333-207589; 811-21411) and Eaton Vance Senior Income Trust (File Nos.: 333-207588; 811-09013) (each a “Fund” or a “Trust” and collectively, the “Funds” or the “Trusts”)

Dear Ms. Hamilton:

As a follow-up to our correspondence dated January 27, 2016, in connection with Comment 11d, an additional comment was provided by you telephonically to the undersigned on February 12, 2016. The comment applies to both Trusts.  The comment and Registrant’s response is set forth below.

Prospectus

Comment:

Please make the following representation regarding the Trust’s issuance of senior securities, “The Trust reasonably believes that its assets will provide adequate asset coverage to allow it to satisfy all of its unfunded commitment.”

Response:

Each Trust reasonably believes that its assets will provide adequate asset coverage to allow it to satisfy all of its unfunded commitment relating to its issuance of senior securities.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee

Vice President